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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 56)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                       87927W10
     (Title of class of securities)                             (CUSIP number)


                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                                75 FIFTH STREET,
                                  SUITE 320-321
                             ATLANTA, GEORGIA 30308
                                 (404) 920-0744

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 OCTOBER 5, 2007
             (Date of event which requires filing of this statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

------------------------------------        ----------------------------------
CUSIP No.  87927W10                   13D                         Page 2 of 6
------------------------------------        ----------------------------------

---------------  -------------------------------------------------------------
      1          NAME OF REPORTING PERSON    PIRELLI & C. S.p.A.
                 I.R.S. IDENTIFICATION NO.   Not Applicable
                 OF ABOVE PERSON
---------------  -------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A     (a) [X]
                 GROUP:                                         (b) [_]
---------------  -------------------------------------------------------------
      3          SEC USE ONLY
---------------  -------------------------------------------------------------
      4          SOURCE OF FUNDS:                      BK, WC

---------------  -------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]

---------------  -------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OF ORGANIZATION:         Italy

----------------------------  ------------------------------------------------
                     7        SOLE VOTING POWER:             182,113,185

                 -----------  ------------------------------------------------
  NUMBER OF          8        SHARED VOTING POWER:         2,407,345,359
   SHARES                                                   (See Item 5)
BENEFICIALLY     -----------  ------------------------------------------------
  OWNED BY           9        SOLE DISPOSITIVE POWER:       182,113,185
    EACH
  REPORTING      -----------  ------------------------------------------------
PERSON WITH          10       SHARED DISPOSITIVE           2,407,345,359
                              POWER:                        (See Item 5)

----------------------------  ------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED       2,589,458,544
                 BY REPORTING PERSON:
---------------  -------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES:                                        [_]
---------------  -------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW      19.35%
                 (11):
---------------  -------------------------------------------------------------
      14         TYPE OF REPORTING PERSON:       CO

---------------  -------------------------------------------------------------

------------------------------------        ----------------------------------
CUSIP No.  87927W10                   13D                         Page 3 of 6
------------------------------------        ----------------------------------

---------------  -------------------------------------------------------------
      1          NAME OF REPORTING PERSON    OLIMPIA S.p.A.
                 I.R.S. IDENTIFICATION NO.   Not Applicable
                 OF ABOVE PERSON
---------------  -------------------------------------------------------------
      2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A     (a) [X]
                 GROUP:                                         (b) [_]
---------------  -------------------------------------------------------------
      3          SEC USE ONLY
---------------  -------------------------------------------------------------
      4          SOURCE OF FUNDS:                      WC

---------------  -------------------------------------------------------------
      5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]

---------------  -------------------------------------------------------------
      6          CITIZENSHIP OR PLACE OF ORGANIZATION:         Italy

----------------------------  ------------------------------------------------
                     7        SOLE VOTING POWER:            0

                 -----------  ------------------------------------------------
  NUMBER OF          8        SHARED VOTING POWER:          2,407,345,359
   SHARES                                                   (See Item 5)
BENEFICIALLY     -----------  ------------------------------------------------
  OWNED BY           9        SOLE DISPOSITIVE POWER:       0
    EACH
  REPORTING      -----------  ------------------------------------------------
PERSON WITH          10       SHARED DISPOSITIVE           2,407,345,359
                              POWER:                        (See Item 5)

----------------------------  ------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED       2,407,345,359
                 BY REPORTING PERSON:                       (See Item 5)
---------------  -------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES:                                        [_]
---------------  -------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW      17.99%
                 (11):                                             (See Item 5)
---------------  -------------------------------------------------------------
      14         TYPE OF REPORTING PERSON:       CO

---------------  -------------------------------------------------------------

           This Amendment No. 56 amends the Statement on Schedule 13D, dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A. (which, as reported in Amendment No. 21 to the Statement on Schedule 13D, subsequently merged with and into Pirelli & C. S.p.A., a company incorporated under the laws of the Republic of Italy) ("PIRELLI"), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A. ("OLIMPIA"), a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

           Pirelli, Olimpia, Sintonia S.p.A. (which, it publicly announced on March 9, 2007, has replaced Edizione Holding in various shareholders agreements relating to Olimpia) and Sintonia S.A. (which, according to Sintonia S.p.A.'s public announcement, is the new name of Edizione Finance) are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli and Olimpia in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli and Olimpia are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of Olimpia nominated by Sintonia S.p.A., its predecessor Edizione Holding or Sintonia S.A. has been provided by the nominating person or by such nominee director or officer.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Reference is made to the bond loan "Olimpia S.p.A. 1.5% 2001-2007," described in item 3 of Amendment No. 4 to the Statement on Schedule 13 D (the "Bond Loan"). On October 5, 2007, Olimpia redeemed the residual bonds issued under the Bond Loan in full by delivery of 331,501 shares of Telecom Italia S.p.A. The shares were purchased by Olimpia on October 2, 2007, for a purchase price of approximately EUR 715,000.

ITEM 4.  PURPOSE OF TRANSACTION

The information contained in Item 3 above is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The information contained in Item 3 above is incorporated herein by reference.

Reference is made to the equity swap transaction entered into between Olimpia and Caboto Holding SIM S.p.A. now Banca Caboto ("Caboto") described in item 5 of Amendment No. 7 to the Statement on Schedule 13D (the "Equity Swap Agreement"). On October 5, 2007, the Equity Swap Agreement terminated and Olimpia paid Caboto approximately EUR 49 million as a result of such termination.




                               Page 4 of 7 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Reference is made to the Revolving Credit Facility, dated as of December 22, 2005, entered into among Olimpia and Interbanca S.p.a. and Banca Antoniana Popolare Veneta S.p.A. (as Lenders), described in item 7 of Amendment No. 38. On October 5, 2007, Olimpia pledged an additional 16,764,594 ordinary shares of the Company to the Lenders pursuant to the Revolving Credit Facility.

Reference is made to the Financing Agreement, dated as June 28, 2005, entered into between Olimpia and Banca Monte dei Paschi di Siena S.p.A. (as Lender), described in item 7 of Amendment No. 36. On October 5, 2007, Olimpia pledged an additional 125,302,915 ordinary shares of the Company to the Lender pursuant to the Financing Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

           116. Press Release, dated as of October 5, 2007, issued by Olimpia S.p.A.























                               Page 5 of 7 Pages

SIGNATURES

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2007

                                            PIRELLI & C. S.p.A.


                                            By:  /s/
                                                --------------------------------
                                                Name:
                                                Title:


                                            OLIMPIA S.p.A.


                                            By:  /s/
                                                --------------------------------
                                                Name:
                                                Title:
















                               Page 6 of 7 Pages

                                  EXHIBIT INDEX
                                  -------------

      Exhibit No.
      -----------

116.  Press Release, dated as of October 5, 2007, issued by Olimpia S.p.A.


























                               Page 7 of 7 Pages